UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                        Suite #10-Epicurean, Woods Centre
                                 P.O. Box W-645
                        St. John's, Antigua, West Indies
                 (Address of principal executive offices and zip
                                      code)

                               Tel: (268) 562-3452
                               Fax: (268) 562-3453
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X          Form 40-F
                   -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                   No  X
             -----                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------

INDEX
-----

Item
----

1.   Acquisition of Business
2.   Other Material Events
3.   Share Purchase Agreement - Exhibit 10.1
4.   Financial Statements of Business Acquired - Exhibit 99.1
5.   Pro Forma Financial Statements - Exhibit 99.2
6.   Press Release dated January 30, 2004 - Exhibit 99.3
7.   Press Release dated February 3, 2004 - Exhibit 99.4
8. Document from the Ministry of Science & Technology of the People's Republic of China - Exhibit 99.5
9. Test Reports of National Institute for the Control of Pharmaceutical & Biological Products - Exhibit 99.6
10. Certificate issued from the Food & Drug Administration of the PRC - Exhibit 99.7


Item 1.  Acquisition of Business
--------------------------------

On January 26, 2004, Sinovac Biotech Ltd. (the "Company") entered into a formal share purchase agreement (the "Share Purchase Agreement") to acquire 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a corporation organized under the laws of the People's Republic of China, through the issuance of 3,500,000 shares of common stock of the Company plus US$2,200,000 in cash, which will be payable by the Company within 12 months from the date of entering into the Share Purchase Agreement, to Mr. He Ping Wang, the sole shareholder of Tangshan Yian and also a director of the Company. Mr. He Ping Wang now holds approximately 11.45% of the Company's outstanding shares of common stock. The Company's Board of Directors approved the entering into the letter of intent to acquire all of the issued and outstanding shares of Tangshan Yian on October 30, 2003. In addition, the Company's Board of Directors approved the entering into the Share Purchase Agreement to acquire all of the issued and outstanding shares of Tangshan Yian on January 26, 2004. As of January 30, 2004, all of the terms and conditions of the Share Purchase Agreement have been satisfied and the acquisition of Tangshan Yian by Sinovac is now completed.

About Tangshan Yian Biological Engineering Co., Ltd.
----------------------------------------------------

Tangshan Yian operates in the city of Tangshan, People's Republic of China. Since its inception in 1993, it has operated as an R & D and manufacturing company specializing in the development and manufacturing of various vaccines including flu, vaccines for Hepatitis A and Hepatitis A&B, and a potential vaccine for SARS. Tangshan Yian supplies these vaccines to the Company's subsidiary, Sinovac Biotech Co., Ltd. The operations of Tangshan Yian are expected to supply large-scale quantities of new and updated vaccines for the domestic Chinese and international markets.

Tangshan Yian is located in the New Hi-tech Development Zone of Tangshan City, connected by superhighways to Beijing, 150 kilometers to the east. Tangshan Yian's plant was built in accordance with the Pharmaceutical Industrial Standards and Regulations of China, which are based on international standards. The plant itself is 4300 square meters, which includes a Biological Safety Laboratory, Cell Culturing Workshop, Pilot Trial Production Workshop, Reagents Manufacture Workshop, and Research Lab for R&D of the Split Flu Vaccine. Moreover, within the plant, there is reserved space of about 1500 square meters, which will be used as a vaccine manufacture workshop. The plant is situated on 20,000 square meters of land, and has reserved an additional 10,0000 square meters in anticipation of future expansion. The land is already facilitated with full amenities.

Tangshan Yian provides the Company with a low-cost R & D and manufacturing base. The cost of Tangshan Yian's land is about 20% of its equivalent in Beijing while salaries are about 50% of those paid to equivalent personnel in Beijing. Furthermore, the acquisition of Tangshan Yian contributes talented management and scientists who will add significant value to the Company's progress in vaccine development and manufacture. These favorable attributes are even further compounded with the addition of Tanshan Yian's state-of-the-art facilities and expanded manufacturing capabilities. These advantages could prove invaluable for enhancing the Company's competitive position in its progression towards large-scale flu and potentially SARS vaccine manufacture.

The Company's Beijing operation has workshops for large-scale production of inactivated Hepatitis A vaccine and Hepatitis A & B combination vaccine. However, according to GMP regulations (government regulated standards called Good Manufacturing Practices), these workshops cannot be used for any other new vaccine development. Therefore, the research and pilot production activities for the flu vaccine and potential SARS vaccine actually take place inside Tangshan Yian.

The Company's potential SARS vaccine has been approved for clinical trials by the Chinese FDA (SFDA). Tangshan Yian has produced 20,000 doses of this vaccine to date and has the ability and capacity to produce more of the SARS vaccine for use in these clinical trials. Tangshan Yian will thus be able to efficiently produce further required quantities of the vaccine in timely manner. Of particular note is Tangshan Yian's production-scaled Biological Safety Level 3 laboratory, which includes a negative pressure facility. These highly specialized, so-called P3 labs, are necessary for research on highly infectious and contagious viruses and production of their associated vaccines. There are only a few of these state-of-the-art labs in China.

The Company has conducted clinical trials on its flu vaccine. In order to receive further approvals from the SFDA (Chinese Food and Drug Administration), a flu vaccine production line must be built and the resulting manufactured final product must meet SFDA standards. To achieve this production capability, the Company is building a large-scale flu vaccine production line at Tangshan Yian.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 10.1.


Item 2.  Other Material Events and Regulation FD Disclosure
-----------------------------------------------------------

This current report contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to consummation of a proposed transaction and commercialization of products, all of which involve risks and uncertainties that could materially affect actual results. Such statements are based on Management's current expectations and actual results could differ materially. Investors should refer to documents that the Company files from time to time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward-looking statements contained in the report. Such filing includes, without limitation, the Company's Form 20-F and Form 6-K reports.


Item 3.  Share Purchase Agreement - Exhibit 10.1
------------------------------------------------


Item 4.  Financial Statements of Business Acquired - 99.1
---------------------------------------------------------


Item 5.  Pro Forma Financial Statements - 99.2
----------------------------------------------


Item 6.  Press Release dated January 30, 2004 - 99.3
----------------------------------------------------


Item 7.  Press Release dated February 3, 2004 - Exhibit 99.4
------------------------------------------------------------


Item 8.  Document from the Ministry of Science & Technology of the People's
---------------------------------------------------------------------------
Republic of China - Exhibit 99.5
--------------------------------

Item 9.  Test Reports of National Institute for the Control of Pharmaceutical &
-------------------------------------------------------------------------------
Biological Products - Exhibit 99.6
----------------------------------


Item 10.  Certificate issued from the Food & Drug Administration of the PRC -
-----------------------------------------------------------------------------
Exhibit 99.7
------------



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               SINOVAC BIOTECH LTD.

Date:  February 3, 2004                        By:   /s/ Lily Wang
                                                  ----------------------------
                                                     Lily Wang, CFO and a
                                                     Director